Mail Stop 3720

December 18, 2006

Frans Spaargaren
Chief Executive Officer and Chief Financial Officer
Gemplus International S.A.
46a Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg

      Re: **Gemplus International S.A.**
               Form 20-F for Fiscal Year Ended December 31, 2005
               Filed July 13, 2006
               File No. 0-31052

Dear Mr. Spaargeren:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Note 4 – Critical Accounting Estimates, page F-19

(d) Business combination, page F-20

1.   We note your disclosure that your customer contractual relationships are amortized based on the revenue earned on the related customer contracts and relationships. Please explain this policy to us in more detail, including your methodology for calculating amortization and the estimated useful life of the intangible asset.

Note 5 – Business Combinations, page F-21

Acquisition of Setec, page F-21

2.   Tell us your basis in IFRS for determining the fair value of shares issued in your acquisition of Setec based on the average published share price 2 days before and after the date that the terms of the acquisition were agreed to and announced. In this regard, we note that paragraph 27 of IFRS 3 indicates that the published price at the date of exchange of a quoted equity instrument should be used. Also, please tell us the amount of any difference in the value you assigned to the issued shares and the value that would result from using the published price at the date of the exchange.

Note 37. Commitments and Contingencies, page F-51

Legal proceedings, page F-51

3.   We note that you reversed a provision of €5,200 thousand relating to the reimbursement of the escrow associated with the proceeding brought by Mr. Alan Nicolai. Tell us where you classified this reversal in your statements of income for the year ended December 31, 2005.

Note 40. Differences Between International Financial Reporting Standards as Adopted by the EU and as Adopted by the IASB and US Generally Accepted Accounting Principles, page F-57

Stock options accounting, page F-61

4.   Tell us how you determined the amount of the reconciling item relating to the differences in accounting for your stock options under US GAAP and IFRS for the year ended December 31, 2005. Tell us the amount of stock-based

compensation costs recorded under both US GAAP and IFRS for the year. In addition, tell us the nature of the differences between the amounts of compensation costs recorded under IFRS 2 as compared to the pro forma amount recorded under SFAS 123, which is €13,911 thousand based on the table at page F-61.

Deferred combination costs, page F-62

5. We note that you had deferred certain external costs associated with your proposed combination of Gemplus International SA and Axalto NV as of December 31, 2005 under IFRS and expensed these costs under US GAAP. Tell us the nature of these costs and your basis under both IFRS and US GAAP for your accounting policy.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director